

January 25, 2023

Bryan J. Lowrance
Partner
Ropes & Gray LLP
Prudential Tower
800 Boylestown Street
Boston, MA 02199

> **Re: AMARIN CORP PLC\UK**
> **PREC14A filed January 17, 2023**
> **SEC File No. 0-21392**

Dear Bryan J. Lowrance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms have the same meaning as in the proxy statement.

PREC14A filed January 17, 2023

General Information, page 1

1. Describe the method by which shareholders can "lodge" their proxies at the offices of the Company's registrars. For example, clarify if proxies can be transmitted via email or facsimile or whether they must be mailed to the address provided in England.

Background of the Solicitation, page 5

2. On page 6 of the proxy statement, you state that on August 20, 2022, the NCG Committee recommended to the Board that each of the three Sarissa candidates be interviewed by the rest of the Board. Revise the disclosure in the Background section to explain what happened between that recommendation in August 2022, and the press release by Sarissa in October 2022 announcing it would be commencing the process to requisition a general meeting. For example, explain whether these interviews occurred or explain why not.

3.   Summarize the points about the Requisition Notice outlined in the January 16, 2023 letter from the Company's counsel to Sarissa.

Proposal No. 1 - That Per Wold-Olsen be Removed from Office as a Director of the Company with Immediate Effect, page 7

4.   Clarify the difference between voting via a "show of hands" or "on a poll."

5.   To the extent that passage of Proposal 1 is a condition to Proposal 3, please disclose here and in the section describing Proposal 3, as well as on the proxy card.

6.   It appears that the Company's Articles of Association limit the Board to no more than 15 directors, and the Board is currently comprised on nine individuals. Since Proposal 3 proposes to appoint seven new directors, please explain in your revised disclosure what the Company will do if Proposal 1 fails but Proposal 3 is adopted.

Proposal 3. Vote Required, page 10

7.   If the Company opposes Proposal 3, explain why it intends to introduce an Authorizing Resolution necessary to the appointment of Sarissa's director nominees if Sarissa fails to do so.

8.   While we are aware that Rule 14a-19 does not appear to apply to this solicitation, given that the Company is not soliciting on behalf of its own director nominees, shareholders can grant proxy authority to vote for Sarissa's nominees on the Company's proxy card. Therefore, please advise shareholders where they can obtain information about Sarissa's director nominees.

9.   Clearly disclose how long these directors will serve if they are elected to the Board.

Form of Proxy, page A-1

10.   While Sarissa has provided a means to vote for each of its nominees individually under Proposal 3 on its proxy card, you have not done so. Please revise, or analyze how presenting Proposal 3 as a single voting option for all Sarissa nominees comports with Rule 14a-4.

General

11.   Please provide the disclosure required by Items 7 and 8 of Schedule 14A with respect to Mr. Wold-Olsen, or explain in your response letter why you do not believe these disclosure items are applicable here. See Compliance and Disclosure Interpretation 158.01 under "Proxy Rules and Schedules 14A/14C" at https://www.sec.gov/corpfin/proxy-rules-schedules-14a-14c-cdi.

12.   Refer to Rule 14a-3(b) in Regulation 14A. Please supplementally provide your analysis as to whether this is a "special meeting in lieu of the annual" meeting within the meaning of this Rule. While we note that directors may be elected at the general meeting, we also

note that the Company held its 2022 annual meeting in June 2022.

13. Revise to provide the disclosure required by Rule 14a-16 regarding the Internet availability of the proxy materials.

14. Disclose how the Company will treat proxy authority to vote for one or all of Sarissa's nominees if Sarissa abandons the solicitation or a Sarissa nominee otherwise declines to serve. See Item 21(c) of Schedule 14A.

15. Revise to provide the disclosure required by Item 23 of Schedule 14A.

16. We note the following disclosure, which appears twice in the filing: "Consistent with the marketplace rules of the Nasdaq Stock Market, we will seek to ensure that the two shareholders present at the meeting in person or by proxy represent at least one-third of our outstanding shares of voting stock." Please disclose the consequences of reaching a quorum that is sufficient for English law purposes but falls short of the one-third Nasdaq threshold.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions